AEON INDUSTRIES, INC.

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

This Series A Preferred Stock Purchase Agreement (this "***Agreement***") is made as of [EFFECTIVE DATE], by and between Aeon Industries, Inc., a Nevada corporation (the "***Company***") and [ENTITY NAME], a series of Wefunder SPV, LLC, a Delaware limited liability company (the "***Purchaser***").

The parties hereby agree as follows.

1.   **PURCHASE AND SALE OF PREFERRED STOCK**.

    1.1.   **Sale and Issuance of Series A Preferred Stock**.

        1.1.1.   The Company shall adopt and file with the Secretary of State of the State of Nevada on or before the Closing (as defined below) the Certificate of Amendment to the Articles of Incorporation in substantially the form of Exhibit A attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "***Amended Articles***").

        1.1.2.   Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing 411,666 shares of Series A Preferred Stock, par value $0.001 per share (the "***Shares***"), at a purchase price of $3.00 per share (the "***Price***") for aggregate consideration of $1,234,998.

    1.2.   **Closing; Delivery**.

        1.2.1.   (a)   The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, at 12:00 p.m., on the date first set forth above, or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***").

        1.2.2.   Within a reasonable time following the Closing, the Company shall cause to be delivered via Carta to the Purchaser a Certificate representing the Shares being purchased by such Purchaser at the Closing, against payment of the purchase price therefor by wire transfer to a bank account designated by the Company.

    1.3.   **Use of Proceeds.**   In accordance with the directions of the Company's Board of Directors, the Company will not escrow the proceeds from the sale of Shares hereunder and will have immediate access to such funds for the uses described in Sections 9 and 10 of the Form C.

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated.

2.1. **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation is in good standing under the laws of each jurisdiction in which the failure to so qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company (a "*Material Adverse Effect*").

2.2. **Capitalization**. The authorized capital of the Company consists, immediately prior to the Closing (unless otherwise noted), of the following.

2.2.1. 25,000,000 shares of the common stock of the Company, par value $0.001 per share (the "*Common Stock*"), 10,495,000 shares of which are issued and outstanding immediately prior to the Closing. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws.

2.2.2. 3,000,000 shares of the preferred stock of the Company, par value $0.001 per share (the "*Preferred Stock*"), 1,200,000 of which are designated as Series A Preferred Stock, none of which are issued and outstanding immediately prior to the Closing, and 650,000 of which are designated as Series A-1 Preferred Stock, none of which are issued and outstanding immediately prior to the Closing, but 599,416 of which will be issued to current Safe holders of the Company immediately upon the Closing.

2.2.3. 790,920 shares of Common Stock are reserved for issuance to officers, directors, employees and consultants of the Company pursuant to the Company's 2024 Equity Incentive Plan (the "*Equity Incentive Plan*"), 290,920 of which have been granted as Restricted Stock (and are reflected in the number of shares of Common Stock issued and outstanding in Section 2.2.1 above) and 500,000 of which remain to be granted from the Equity Incentive Plan.

2.2.4. There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common

Stock or Preferred Stock, except for (a) the shares of Series A-1 Preferred Stock that will be issue to Safe holders at Closing.

      2.3.   **Subsidiaries**. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

      2.4.   **Authorization**. All corporate action has been taken, or will be taken prior to the Closing, on the part of the Company's Board of Directors and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

      2.5.   **Valid Issuance of Shares.** The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Amended Articles, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser.

      2.6.   **Litigation.** There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

      2.7.   **Intellectual Property.** The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "*Company Intellectual Property*") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "*Intellectual Property*") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8. **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Amended Articles or Bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.9. **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

3. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS**. The Purchaser hereby represents and warrants to the Company as follows.

4

3.1. **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2. **Disclosure of Information**. The Purchaser has had an opportunity to review the Company's disclosure materials regarding the Company's business, management, financial affairs and the terms and conditions of the offering. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchaser to rely thereon.

4. **GENERAL PROVISIONS**.

4.1. **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2. **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.3. **Counterparts**. This Agreement may be executed and delivered by electronic signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.1. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent by email (with no "bounce-back"), (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Company or the Investor at the address or email address on file with the other party

4.2. **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.

4.3. **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchaser Any amendment or waiver effected in accordance with this Section 4.3 shall be binding upon the Purchaser and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

4.4. **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.5. **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.6. **Entire Agreement**. This Agreement (including the Exhibits hereto) and the Amended Articles constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

AEON INDUSTRIES, INC.

By: *Founder Signature* _____
Name: James H. Ritchie
Title: President & CEO

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

[ENTITY NAME] _____

By: *Investor Signature* _____

Name: _____

By: _____   Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SIGNATURE PAGE
TO
SUBSCRIPTION AGREEMENT

EXHIBIT A

Amended Articles of Incorporation

From: Gravis   Fax: +18664199269   To: Fax: +17756847141

Docusign Envelope ID: 35862FEA-F2E4-4660-9793-428A57A78C48

Exhibit A

Filed in the Office of	Business Number E42514902024-8
F.V. Aguilar	Filing Number 20244266720
Secretary of State State Of Nevada	Filed On 8/20/2024 12:49:00 PM
	Number of Pages 10



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State:
	Aeon Industries, Inc.
	Entity or Nevada Business Identification Number (NVID): NV20243181091

2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles
	☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: _____ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
	☒ Amended and Restated Articles
	* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)
	The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 78%
	Or ☐ No action by stockholders is required, name change only.
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: _____ Jurisdiction of formation: _____ Changes to takes the following effect:
	☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes) _____

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

---

4. Effective Date and Time: (Optional)	Date: 08/19/2024 Time: 5:00 (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. [INVESTOR NAME] The articles have been amended as follows: (provide article numbers, if available) By adopting the Certificate of Amendment attached, amending Article 8. (attach additional page(s) if necessary)
6. Signature: (Required)	X ⟨DocuSigned by: *James H Ritchie*⟩ President Signature of Officer or Authorized Signer Title X _____ _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

See attached Certificate of Amendment to Articles of Incorporation.

This form must be accompanied by appropriate fees.

12:49:30 p.m. 08-20-2024 | 1

From: Gravis Fax: +18664199269 To: Fax: +17756847141 Page: 1 of 18 08/20/2024 7:49 PM
Docusign Envelope ID: 35862FEA-F2E4-4660-9793-428A57A78C48

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF

AEON INDUSTRIES, INC.

August 19, 2024

Aeon Industries, Inc., a corporation organized and existing under the laws of the State of Nevada (the "**Corporation**"), in accordance with NRS 78.390, DOES HEREBY CERTIFY:

1. The Articles of Incorporation of the Corporation (the "**Articles of Incorporation**"), fixes the total number of shares of all classes of capital stock which the Corporation shall have the authority to issue at twenty-five (25,000,000) shares, consisting of twenty-two million (22,000,000) shares of common stock, $0.001 par value (the "**Common Stock**"), and three million (3,000,000) shares of preferred stock, $0.001 par value (the "**Authorized Preferred Stock**").

2. The Board of Directors adopted a resolution setting forth the amendment in the form of Exhibit A (the "**Amendment**") and submitted the Amendment to the stockholders for approval.

3. 78% in interest of the stockholders approved the Amendment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by James Ritchie, as President, as of the date first written above.

AEON INDUSTRIES, INC.

DocuSigned by:

By: James H Ritchie
F067593FB26A432...
James Ritchie, President

12:49:30 p.m. 08-20-2024   2

From: Gravis   Fax: +18664199269   To:
Docusign Envelope ID: 35862FEA-F2E4-4660-9793-428A57A78C48   Fax: +17756847141   Page: 2 of 18   08/20/2024 7:49 PM

Exhibit A to

Officer's Certificate

Amendment to Articles of Incorporation

1. <u>Designation of Series A and Series A-1 Preferred Stock</u>. The total number of shares designated as Series A Preferred Stock shall be One Million Two Hundred Thousand (1,200,000) shares and the total number of shares designated as Series A-1 Preferred Stock shall be Six Hundred Fifty Thousand (650,000) shares. The original issue price for the shares of Series A Preferred Stock shall mean $3.00 (the "**Series A Original Issue Price**") and the original issue price for the shares of Series A-1 Preferred Stock shall mean $1.73 (the "**Series A-1 Original Issue Price**," and, together with the Series A Original Issuance Price, the "**Original Issuance Price**"), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. <u>Dividends</u>. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Designation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

3. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

    (a)   <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to

2

12:49:30 p.m. 08-20-2024   3

From: Gravis   Fax: +18664199269   To:
Docusign Envelope ID: 35862FEA-F2E4-4660-9793-428A57A78C48   Fax: +17756847141   Page: 3 of 18   08/20/2024 7:49 PM

be paid out of the consideration payable to stockholders in such Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 5 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amoun**t"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section **Error! Reference source not found.**, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section **Error! Reference source not found.**, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(c) "**Liquidation Event**" Each of the following shall be considered a "**Liquidation Event**" unless otherwise consented to in writing by the affirmative vote of the holders of the majority of the outstanding shares of capital stock of the Company (the "**Majority in Interest**") of the Corporation at least five (5) days prior to the effective date of any such event:

(i) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged;

(ii)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation; or

(iii)   any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

4.   <u>Notice Requirement</u>. Upon a Liquidation Event, the Corporation shall, no later than ten (10) days after the date the Board of Directors approves such action, or no later than twenty (20) days before any stockholders' meeting called to approve such action, or within twenty (20) days before the commencement of any involuntary proceeding, whichever is earlier, give the Series A Holders written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the Series A Holders and Common Holders upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to the Series A Holders of such material change.

5.   <u>Series A Preferred Stock; Conversion Rights</u>.

(a)   <u>Right to Convert</u>.

(i)   <u>Conversion Ratio</u>. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the applicable Original Issue Price; *provided* that, the initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

(ii)   <u>Termination of Conversion Rights</u>. Subject to Section 5(c)(i) in the case of a Contingency Event herein, in the event of a Liquidation Event, the right to convert will terminate at the close of business on the third day preceding the date fixed for the first payment of any funds and assets distributable on such event to the Preferred Holders.

(b)   <u>Fractional Shares</u>. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(c)   Mechanics of Conversion.

(i)   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a Preferred Holder shall surrender his/her certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate, at the principal office of the Corporation, together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the Corporation of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 5(b) above in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted, to the extent the Corporation has such funds available as determined in the sole discretion of the Board of Directors.

(ii)   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while there are any shares of Preferred Stock outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of the Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

5

12:49:30 p.m. 08-20-2024   6

From: Gravis   Fax: +18664199269   To: Fax: +17756847141   Page: 6 of 18   08/20/2024 7:49 PM
Docusign Envelope ID: 35862FEA-F2E4-4660-9793-428A57A78C48

(iii)   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

(iv)   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends of Preferred Stock or on the Common Stock delivered upon conversion.

(d)   Adjustments for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**") effects a subdivision of the outstanding Common Stock, the Conversion Price for each share of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date combines the outstanding shares of Common Stock, the Conversion Price for the Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of the Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section becomes effective at the close of business on the date the subdivision or combination becomes effective

(e)   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for the Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(i)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(ii)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

6

12:49:30 p.m. 08-20-2024   7

From: Gravis   Fax: +18664199269   To: Fax: +17756847141   Page: 7 of 18   08/20/2024 7:49 PM
Docusign Envelope ID: 35862FEA-F2E4-4660-9793-428A57A78C48

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the Preferred Holders simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of the event.

(f)   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the Preferred Holders in an amount equal to the amount of securities as the Preferred Holders would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

(g)   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation or by a Liquidation Event), then in any such event each Preferred Holders may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change

(h)   Mandatory Conversion. Each share of Preferred Stock shall automatically convert at the then applicable Conversion Price upon the occurrence of any of the following events (each, a "**Mandatory Conversion Event**"):

(i)   the written consent of the holders of a majority in interest of the Preferred Stock;

(ii)   the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors.

(i)   Procedural Requirements. The Corporation shall notify in writing all Preferred Holders of the Mandatory Conversion Event and the place designated for mandatory

7

12:49:30 p.m. 08-20-2024   8

From: Gravis   Fax: +18664199269   To: Fax: +17756847141   Page: 8 of 18   08/20/2024 7:49 PM
Docusign Envelope ID: 35862FEA-F2E4-4660-9793-428A57A78C48

conversion of the Preferred Stock upon a mandatory conversion. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each Preferred Holders shall surrender his/her certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the closing of the Mandatory Conversion Event (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost-certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section. As soon as practicable after the Mandatory Conversion Event and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided above in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly

6.   Voting Rights. The Preferred Stock will vote together with the Common Stock and not as a separate class, except as specifically required by law. Each share of Preferred Stock shall have the right to a number of votes equal to the number of shares of Common Stock then issuable upon conversion of the Preferred Stock.